UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*


HEALTH-CHEM CORPORATION
(Name of Issuer)

Common Stock Par Value, $.01 Per Share
(Title of Class of Securities)

422174102
(CUSIP NUMBER)

I. Michael Bayda
Jacobs Persinger & Parker
77 Water Street, New York, NY 10005
Telephone: (212) 344-1866
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 16, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Schedule 13D

Cusip No. 422,174,102                                       Page 2 of 7 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andy E. Yurowitz        ###-##-####
        8 Kupperman Lane
        Monsey, New York 10952

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		 (a) [ ]
		 (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)           [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

		7.      SOLE VOTING POWER
                        337,254 shares

		8.      SHARED VOTING POWER
                        168,960 shares

		9.      SOLE DISPOSITIVE POWER
                        337,254 shares

		10.     SHARED DISPOSITIVE POWER
                        168,960 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        506,214 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.3%

14.     TYPE OF REPORTING PERSON

        Individual

                                  Schedule 13D

                                                            Page 3 of 7 Pages

Item 1. Security and Issuer

Common Stock, $.01 par value
Health-Chem Corporation
1212 Avenue of the Americas
24th Floor
New York, New York 10036


Item 2. Identity and Background

(a)       Name - Andy Yurowitz

(b)       Address - 8 Kupperman Lane
                    Monsey, New York 10952

(c)       Occupation - Securities Broker
                       Hampshire Securities Corporation
                       640 Fifth Avenue
                       New York, NY 10019

(d) Andy Yurowitz has not been convicted in a criminal proceeding during the last five years.

(e) Andy Yurowitz is not and during the last five years has not been a party to a civil or administrative proceeding resulting in a judgment, decree or final order relating to federal or state securities laws or a finding of any violation thereof.

          On June 1, 1996, Health-Chem Corporation ("Health-Chem") commenced a civil action in the United States District Court for the Southern District of New York alleging that Andy Yurowitz and two other stockholders of Health-Chem, Herman Rovner and Bruce Nicholl, collectively own more than five percent of the outstanding common stock of Health-Chem, have acted in concert in opposition to the management of Health-Chem and together constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, required to file a Schedule 13D. Andy Yurowitz has denied entering into any agreements or understandings with Messrs. Rovner or Nicholl with respect to the common stock of Health-Chem and is contesting this action.

          The New York Stock Exchange has filed a charge against Andy Yurowitz alleging that he facilitated his son's acting as a securities broker when he was not registered to act as such. Andy Yurowitz has denied the charge. The proceeding is pending.


(f)       Andy Yurowitz is a U.S. Citizen.

                                                            Page 4 of 7 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The common stock was acquired with personal funds of Andy Yurowitz, except for the shares acquired by Andy Yurowitz and Miklos Yurowitz (Andy's father), jointly, which were acquired with the personal funds of Miklos Yurowitz. The aggregate amount of funds used for the purchases on September 16, 1996 was $143,424.60.

Item 4. PURPOSE OF TRANSACTION

          All of the shares have been acquired for investment. Andy Yurowitz may acquire additional shares of Health-Chem or dispose of some or all of his shares, but has no present plans to do so.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of shares of common stock of Health-Chem beneficially owned by Andy Yurowitz is 506,214, representing 6.3% of the outstanding common stock. This number includes 51,960 shares owned jointly with Miklos Yurowitz, because Andy Yurowitz may be deemed to be the beneficial owner thereof. All shares acquired jointly with Miklos Yurowitz were acquired with funds of Miklos Yurowitz. Andy Yurowitz disclaims beneficial ownership of these shares.

(b) Andy Yurowitz has the sole power to vote or direct the vote and to dispose of or direct the disposition of 337,254 shares, and the shared power to vote or direct the vote and to dispose of or direct the disposition of 168,960 shares, of which 117,000 shares are owned jointly with Helen Yurowitz, Andy's wife, and 51,960 shares are owned jointly with Miklos Yurowitz. All decisions as to the voting and disposition of shares owned jointly with Miklos Yurowitz are made by Miklos Yurowitz.

                                                            Page 5 of 7 Pages

          Helen Yurowitz resides at 8 Kupperman Lane, Monsey, New York 10952. She is a homemaker. She has not during the last five years been convicted in a criminal proceeding or been a party to any civil or administrative proceeding resulting in a judgment, decree or final order relating to federal or state securities laws or a finding of any violation thereof. She is a U.S. citizen.

          Miklos Yurowitz resides at 10 Nechmia, B'neu Braque,
          Israel. He has not during the last five years been convicted in a criminal proceeding or been a party to any civil or administrative proceeding resulting in a judgment, decree or final order relating to federal or state securities laws or a finding of any violation thereof. He is a U.S. citizen.

(c) Andy Yurowitz engaged in the following purchases of common stock of Health-Chem during the past sixty days. There were no other transactions by him with respect to the common stock of Health-Chem during that period.

                                               PRICE       WHERE AND HOW
IDENTITY OF                   AMOUNT OF         PER         TRANSACTION
 PURCHASER          DATE      SECURITIES       SHARE         EFFECTED

Andy Yurowitz      8/2/96    6,300 shares      $1.50         AMEX
    and
Miklos Yurowitz,
  jointly

Andy Yurowitz      9/16/96   25,560 shares     $1.10         Purchase from
    and                                                      Issuer
Miklos Yurowitz,
  jointly

Andy Yurowitz      9/16/96   77,826 shares     $1.10         Purchase from
 (IRA)                                                       Issuer

Andy Yurowitz      9/16/96   27,000 shares     $1.10         Purchase from
    and                                                      Issuer
Helen Yurowitz,
  jointly

                                                            Page 6 of 7 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as set forth above, Andy Yurowitz has no contracts, arrangements, understandings or relationships with any person with respect to any securities of Health-Chem.


Item 7. MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

                                                            Page 7 of 7 Pages

SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 18, 1996                                /s/ Andy E. Yurowitz
- -------------------------                         -------------------------
Date                                              Signature

                                                  Andy E. Yurowitz
                                                  -------------------------
                                                  Name/Title